                         SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C.  20549
                                    SCHEDULE 13D

                     UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 (AMENDMENT NO. 2)*

                              Tele-Communications, Inc.
                        -------------------------------------
                                   (NAME OF ISSUER)

1. Tele-Communications, Inc. Series A TCI Group Common Stock, par value $1.00 per share ("Series A TCI Group Common Stock")
2. Tele-Communications, Inc. Series B TCI Group Common Stock, par value $1.00 per share ("Series B TCI Group Common Stock")
3. Tele-Communications, Inc. Series A Liberty Media Group Common Stock, par value $1.00 per share ("Series A Liberty Media Group Common Stock")
4. Tele-Communications, Inc. Series B Liberty Media Group Common Stock, par value $1.00 per share ("Series B Liberty Media Group Common Stock")
5. Tele-Communications, Inc. Series A TCI Ventures Group Common Stock, par value $1.00 per share ("Series A Ventures Group Common Stock")
6. Tele-Communications, Inc. Series B TCI Ventures Group Common Stock, par value $1.00 per share ("Series B Ventures Group Common Stock")
7. Class B 6% Cumulative Redeemable Exchangeable Junior Preferred Stock, par value $.01 per share ("Class B Preferred Stock")
                         -----------------------------------
                           (TITLE OF CLASS OF SECURITIES)
1.   Series A TCI Group Common Stock:                             87924V101
2.   Series B TCI Group Common Stock:                             87924V200
3.   Series A Liberty Media Group Common Stock:                   87924V507
4.   Series B Liberty Media Group Common Stock:                   87924V606
5.   Series A Ventures Group Common Stock:                        87924V887
6.   Series B Ventures Group Common Stock:                        87924V879
7.   Class B Preferred Stock:                                     87924V309
                         -----------------------------------
                                   (CUSIP NUMBER)
                Raymond L. Sutton, Jr.
                Baker & Hostetler LLP
              303 East 17th Avenue, Suite 1100
                Denver, Colorado  80203

--------------------------------------------------------------------------------
 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                  COMMUNICATIONS)
                                   October 16, 1998
                         -----------------------------------
               (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240-13d-1(g), check
the following box.            / /
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                              Exhibit Index on Page A-1

                                  CUSIP Nos.


 Series A TCI Group Common Stock:                                                                                   87924V101
 Series B TCI Group Common Stock:                                                                                   87924V200
 Series A Liberty Media Group Common Stock:                                                                         87924V507
 Series B Liberty Media Group Common Stock:                                                                         87924V606
 Series A Ventures Group Common Stock:                                                                              87924V887
 Series B Ventures Group Common Stock:                                                                              87924V879
 Class B Preferred Stock:                                                                                           87924V309
------------------------------------------------------------------------------------------------------------------------------
               1)   Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)
                    Gary Magness
------------------------------------------------------------------------------------------------------------------------------
               2)   Check the Appropriate Box if a Member of a Group (See Instructions)
                    (a)  / /
                    (b)  /X/
------------------------------------------------------------------------------------------------------------------------------
               3)   SEC Use Only
------------------------------------------------------------------------------------------------------------------------------
               4)   Source of Funds (See Instructions) BK
------------------------------------------------------------------------------------------------------------------------------
               5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /
------------------------------------------------------------------------------------------------------------------------------
               6)   Citizenship or Place of Organization    U.S.A.
------------------------------------------------------------------------------------------------------------------------------
                    7) Sole Voting Power            Series A TCI Group Common Stock                                456,593(1)
                                                    Series B TCI Group Common Stock                                439,270(2)
                                                    Series A Liberty Media Group Common Stock                      394,334(1)
                                                    Series B Liberty Media Group Common Stock                      248,697(2)
                                                    Series A Ventures Group Common Stock                           472,262(1)
                                                    Series B Ventures Group Common Stock                           229,634(2)
                                                    Class B Preferred Stock                                         64,598(2)
                    ----------------------------------------------------------------------------------------------------------
                    8) Shared Voting Power          Series A TCI Group Common Stock                             15,964,145(1)
                                                    Series B TCI Group Common Stock                             15,964,145(2)
Number of Shares                                    Series A Liberty Media Group Common Stock                   18,037,921(1)
                                                    Series B Liberty Media Group Common Stock                   11,454,693(2)
  Beneficially                                      Series A Ventures Group Common Stock                        12,034,298(1)
                                                    Series B Ventures Group Common Stock                        12,034,298(2)
 Owned by Each                                      Class B Preferred Stock                                              0(2)
                    ----------------------------------------------------------------------------------------------------------
Reporting Person    9) Sole Dispositive Power       Series A TCI Group Common Stock                                456,593(1)
                                                    Series B TCI Group Common Stock                                439,270(2)
     With                                           Series A Liberty Media Group Common Stock                      394,334(1)
                                                    Series B Liberty Media Group Common Stock                      248,697(2)
                                                    Series A Ventures Group Common Stock                           472,262(1)
                                                    Series B Ventures Group Common Stock                           229,634(2)
                                                    Class B Preferred Stock                                         64,598(2)
                    ----------------------------------------------------------------------------------------------------------
                    10) Shared Dispositive Power Series A TCI Group Common Stock                                15,964,145(1)
                                                    Series B TCI Group Common Stock                             15,964,145(2)
                                                    Series A Liberty Media Group Common Stock                   18,037,921(1)
                                                    Series B Liberty Media Group Common Stock                   11,454,693(2)
                                                    Series A Ventures Group Common Stock                        12,034,298(1)
                                                    Series B Ventures Group Common Stock                        12,034,298(2)
                                                    Class B Preferred Stock                                              0(2)
------------------------------------------------------------------------------------------------------------------------------
                    11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                    Series A TCI Group Common Stock                             16,420,738(1)
                                                    Series B TCI Group Common Stock                             16,403,415(2)
                                                    Series A Liberty Media Group Common Stock                   18,432,255(1)
                                                    Series B Liberty Media Group Common Stock                   11,703,390(2)
                                                    Series A Ventures Group Common Stock                        12,506,560(1)
                                                    Series B Ventures Group Common Stock                        12,263,932(2)
                                                    Class B Preferred Stock                                         64,598(2)
------------------------------------------------------------------------------------------------------------------------------
                    Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
------------------------------------------------------------------------------------------------------------------------------
                    13) Percent of Class Represented by Amount in Row (11)
                         3.3% of Series A TCI Group Common Stock
                         32.9% of Series B TCI Group Common Stock
                         5.5% of Series A Liberty Media Group Common Stock
                         36.9% of Series B Liberty Media Group Common Stock
                         3.2% of Series A Ventures Group Common Stock
                         27.1% of Series B Ventures Group Common Stock
                         4.2% of Class B Preferred Stock
------------------------------------------------------------------------------------------------------------------------------
                    14)  Type of Reporting Person (See Instructions)            IN
------------------------------------------------------------------------------------------------------------------------------
                         (1)  Series B TCI Group Common Stock, Series B Liberty Media Group Common Stock and Series B Ventures
                    Group Common Stock are convertible at any time on a one-for-one basis into Series A TCI Group Common Stock,
                    Series A Liberty Media Group Common Stock and Series A Ventures Group Common Stock, respectively.  See
                    Item 5 below.  The numbers of shares of Series A TCI Group Common Stock, Series A Liberty Media Group
                    Common Stock and Series A Ventures Group Common Stock shown in rows 7 through 11 above assume that the shares of Series B TCI Group Common Stock, Series B Liberty Media Group Common Stock and Series B Ventures
                    Group Common Stock shown in rows 7 through 11 above have been converted into shares of Series A TCI Group
                    Common Stock, Series A Liberty Media Group Common Stock, and Series A Ventures Group Common Stock,
                    respectively.
                         (2)  See Item 5.
------------------------------------------------------------------------------------------------------------------------------


ITEM 1.  SECURITY AND ISSUER

       Gary Magness hereby amends and supplements the statement on Schedule 13D (the "Statement") with respect to the following shares of stock of Tele-Communications, Inc. beneficially owned by Gary Magness:


       1.Tele-Communications, Inc. Series A TCI Group Common Stock, par value $1.00 per share ("Series A TCI Group Common Stock");

       2.Tele-Communications, Inc. Series B TCI Group Common Stock, par value $1.00 per share ("Series B TCI Group Common Stock");

       3.Tele-Communications, Inc. Series A Liberty Media Group Common Stock, par value $1.00 per share ("Series A Liberty Media Group Common Stock");

       4.Tele-Communications, Inc. Series B Liberty Media Group Common Stock, par value $1.00 per share ("Series B Liberty Media Group Common Stock");

       5.Tele-Communications, Inc. Series A TCI Ventures Group Common Stock, par value $1.00 per share ("Series A Ventures Group Common Stock");

       6.Tele-Communications, Inc. Series B TCI Ventures Group Common Stock, par value $1.00 per share ("Series B Ventures Group Common Stock"); and

       7. Class B 6% Cumulative Redeemable Exchangeable Junior Preferred Stock, par value $.01 per share ("Class B Preferred Stock").

       The issuer of the Series A TCI Group Common Stock, the Series B TCI Group Common Stock, the Series A Liberty Media Group Common Stock, the Series B Liberty Media Group Common Stock, the Series A Ventures Group Common Stock, the Series B Ventures Group Common Stock and the Class B Preferred Stock (collectively, the "Company Securities") is Tele-Communications, Inc. (the "Company") whose principal executive offices are located at Terrace Tower II, 5619 DTC Parkway, Englewood, Colorado 80111.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

       Item 3 of the Statement is hereby amended and supplemented by adding the following at the end thereof:

       The Bob Magness Estate borrowed $206,151,170 under a credit facility provided by Bankers Trust Company (the "Bank"). The maximum principal amount of the promissory note evidencing this debt is $300,000,000. The loan is evidenced by a Secured Promissory Note dated February 9, 1998 and an Allonge, First Amendment to Note dated October 16, 1998 (together the "Note") and is secured by a pledge of Series B TCI Group Common Stock and Series B Liberty Media Group Common Stock made by the Co-Personal Representatives on behalf of the Bob Magness Estate pursuant to a Borrower Security and Pledge Agreement dated February 9, 1998, as amended by an Amendment and Confirmation of Borrower Security and Pledge Agreement dated October 16, 1998. The Note contains several variables with regard to interest rates and payment terms. In all events, the unpaid principal balance, together with any accrued interest, must be paid on October 30, 1999, unless the Note is extended with the Bank's consent as provided in the Note. A total of $273,072,472.90 has been advanced under the Note and bears an interest rate of .375% above the LIBOR rate in effect on the date of borrowing. See Exhibits 7 and 8.

ITEM 4.  PURPOSE OF TRANSACTION

       Item 4 of the Statement is hereby amended and supplemented by adding the following at the end thereof:

       On October 16, 1998, the Bob Magness Estate fully exercised the Magness Group's right to purchase shares of Series B TCI Group Common Stock pursuant to the Malone Right and purchased 5,792,800 shares of Series B TCI Group Common Stock from the Company. The 5,792,800 shares purchased constitute the full right of the Magness Group to participate in the Malone Right on a proportionate basis with Malone with respect to 12,406,238 shares of the 14,511,570 shares subject to the Malone Right. The exercise price per share purchased pursuant to the Malone Right is $35.5875 based on the average of the closing sales price of the Series B TCI Group Common Stock on the Nasdaq National Market for the five trading days preceding June 24, 1998, which was the date Malone exercised his right to purchase shares pursuant to the Malone Right.

       The Bob Magness Estate purchased all of the shares that the Magness Group had the right to acquire under the Malone Right. Therefore, because the Magness Group's right to purchase shares of Series B TCI Group Common Stock was fully exercised by the Bob Magness Estate, neither the Bob Magness Estate nor any other member of the Magness Group, including, but not limited to, Gary Magness has any right to purchase additional shares pursuant to the Malone Right.



ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

       Item 5(a) of the Statement is hereby deleted in its entirety and replaced with the following:

       (a) The aggregate number and percentage of the Company Securities beneficially owned by the filing person are as follows:


                                                    AMOUNT OF             PERCENT OF           TOTAL
 TITLE OF CLASS                               BENEFICIAL OWNERSHIP         CLASS (1)       VOTING POWER(1)
 --------------                               --------------------         ---------       ---------------
                                                                                               16.6%

 Series A TCI Group Common Stock             16,420,738(2)(3)(4)(5)(6)          3.3%

 Series B TCI Group Common Stock             16,403,415(2)(3)(4)(5)(6)         32.9%

 Series A Liberty Media Group Common Stock   18,432,255(2)(3)(4)(5)(6)          5.5%


 Series B Liberty Media Group Common Stock   11,703,390(2)(3)(4)(6)            36.9%

 Series A Ventures Group Common Stock        12,506,560(2)(3)(4)(5)             3.2%

 Series B Ventures Group Common Stock        12,263,932(2)(3)(4)(5)            27.1%

 Class B Preferred Stock                     64,598(7)                          4.2%


(1) Based on 473,416,687 shares of Series A TCI Group Common Stock, 49,932,623 shares of Series B TCI Group Common Stock, 325,532,126 shares of Series A Liberty Media Group Common Stock, 31,699,575 shares of Series B Liberty Media Group Common Stock, 377,065,516 shares of Series A Ventures Group Common Stock, 45,334,022 shares of Series B Ventures Group Common Stock, 1,552,490 shares of Class B Preferred Stock, 44,575 shares of TCI Group Preferred Stock, Series C, 70,575 shares of Liberty Media Group Preferred Stock, Series C, 6,444,244 shares of Redeemable Convertible TCI Group Preferred Stock, Series G, and 6,564,794 shares of Redeemable Convertible Liberty Media Group Preferred Stock, Series H, outstanding on September 30, 1998, in each case after elimination of shares then held by the Company and its majority owned subsidiaries.

(2) Series B TCI Group Common Stock, Series B Liberty Media Group Common Stock and Series B Ventures Group Common Stock ("Series B Shares") are convertible at any time on a one-for-one basis into Series A TCI Group Common Stock, Series A Liberty Media Group Common Stock and Series A Ventures Group Common Stock ("Series A Shares"), respectively. The numbers of shares of Series A TCI Group Common Stock, Series A Liberty Media Group Common Stock and Series A Ventures Group Common Stock shown in this Item 5 assume that the shares of Series B TCI Group Common Stock, Series B Liberty Media Group Common Stock, and Series B Ventures Group Common Stock have been fully converted into shares of Series A TCI Group Common Stock, Series A Liberty Media Group Common Stock, and Series A Ventures Group Common Stock, respectively.

       In addition, each share of Series B TCI Group Common Stock, Series B Liberty Media Group Common Stock and Series B Ventures Group Common Stock is entitled to 10 votes per share and each share of Series A TCI Group Common Stock, Series A Liberty Media Group Common Stock and Series A Ventures Group Common Stock is entitled to one vote per share. Holders of Class B Preferred Stock vote with the holders of the Series A TCI Group Common Stock, Series B TCI Group Common Stock, Series A Liberty Media Group Common Stock, Series B Liberty Media Group Common Stock, Series A Ventures Group Common Stock, Series B Ventures Group Common Stock, and certain classes/series of the Company preferred stock on the election of directors. Accordingly, when these series and classes of stock are aggregated, Gary Magness may be deemed to currently beneficially own voting equity securities representing approximately 16.6% of the voting power with respect to a general election of directors of the Company.

(3) On February 9, 1998, Malone and his spouse (the "Malone Group") and the Magness Group entered into the Stockholders' Agreement (as described in Item 4 above) pursuant to which the parties agreed, among other things, to consult with each other on any matter coming to a vote of the Company's stockholders provided, however, that in the event of a disagreement, the shares of Series B TCI Group Common Stock, Series B Liberty Media Group Common Stock and Series B Ventures Group Common Stock held by the Malone Group and the Magness Group will be voted in the manner directed by Malone pursuant to an irrevocable proxy given by the Magness Group. See Item 4 above for more information on the Stockholders' Agreement.

       The Stockholders' Agreement gives the Magness Group and Malone the right to purchase from the Company, on a proportionate basis, 12,406,238 shares of Series B TCI Group Common Stock (the "Malone Right"). On October 16, 1998, the Bob Magness Estate fully exercised the Magness Group's right to purchase shares of Series B TCI Group Common Stock pursuant to the Malone Right and purchased 5,792,800 shares of Series B TCI Group Common Stock from the Company. The 5,792,800 shares purchased constitute the full right of the Magness Group to participate in the Malone Right on a proportionate basis with Malone with respect to 12,406,238 shares of the 14,511,570 shares subject to the Malone Right. The exercise price per share purchased pursuant to the Malone Right is $35.5875 based on the average of the closing sales price of the Series B TCI Group Common Stock on the Nasdaq National Market for the five trading days preceding June 24, 1998, which was the date Malone exercised his right to purchase shares pursuant to the Malone Right.

       The Bob Magness Estate purchased all of the shares that the Magness Group had the right to acquire under the Malone Right. Therefore, because the Magness Group's right to purchase shares of Series B TCI Group Common Stock was fully exercised by the Bob Magness Estate, neither the Bob Magness Estate nor any other member of the Magness Group has any right to purchase additional shares pursuant to the Malone Right.

       In addition, shares of Series B TCI Group Common Stock, Series B Liberty Media Group Common Stock, and Series B Ventures Group Common Stock held by Kim Magness, Gary Magness, the Bob Magness Estate, the Betsy Magness Estate and Magness Securities, LLC are subject to the terms of the Magness Call Agreement. SEE Item 4.

(4) Kim Magness and Gary Magness are co-personal representatives of the Bob Magness Estate. Accordingly, the following shares beneficially owned by the Bob Magness Estate are reflected in full in Kim Magness' and Gary Magness' share information (i) 15,964,145 shares of Series A TCI Group Common Stock, (ii) 15,964,145 shares of Series B TCI Group Common Stock,
       (iii) 18,037,921 shares of Series A Liberty Media Group Common Stock,
       (iv) 11,454,693 shares of Series B Liberty Media Group Common Stock, (v) 12,034,298 shares of Series A Ventures Group Common Stock, and (vi) 12,034,298 shares of Series B Ventures Group Common Stock. The foregoing share numbers assume the conversion in full of all Series B Shares into Series A Shares. SEE footnote 2 to this Item 5(a) for an explanation of the convertibility of Series B Shares into Series A Shares.

(5) Includes, as applicable, 8,313 shares of Series A TCI Group Common Stock, 102 shares of Series B TCI Group Common Stock, 10,800 shares of Series A Liberty Media Group Common Stock, 17,402 shares of Series A Ventures Group Common Stock, and 5,796 shares of Series B Ventures Group Common Stock beneficially owned by Mr. Magness' spouse, as to which Mr. Magness disclaims any beneficial ownership thereof. The foregoing share numbers assume the conversion in full of all Series B Shares into Series A Shares. SEE footnote 2 to this Item 5(a) for an explanation of the convertibility of Series B Shares into Series A Shares.

(6) Includes, as applicable, 3,850 shares of Series A TCI Group Common Stock, 1,100 shares of Series B TCI Group Common Stock, 920 shares of Series A Liberty Media Group Common Stock and 500 shares of Series B Liberty Media Group Common Stock beneficially owned by Mr. Magness' daughter, as to which Mr. Magness holds such shares as custodian and disclaims any beneficial ownership thereof. The foregoing share numbers assume the conversion in fully of all Series B Shares into Series A Shares. SEE footnote 2 to this Item 5(a) for an explanation of the convertibility of Series B Shares into Series A Shares.

(7) Of such shares, 62,500 are held directly by the Gary Magness Irrevocable Trust and are deemed beneficially owned by Gary Magness since he is the sole trustee and current primary beneficiary of such trust.

       Item 5(b) of the Statement is hereby deleted in its entirety and replaced with the following:

       (b) The following indicates for the filing person the number of shares of Company Securities as to which there is sole or shared power (as a co-personal representative of the Bob Magness Estate) to vote or dispose of the Shares:


                        Class of Security            Sole Power   Shared Power
                        -----------------            ----------   ------------
          Series A TCI Group Common Stock              456,593    15,964,145
          Series B TCI Group Common Stock              439,270    15,964,145
          Series A Liberty Media Group Common Stock    394,334    18,037,921
          Series B Liberty Media Group Common Stock    248,697    11,454,693
          Series A Ventures Group Common Stock         472,262    12,034,298
          Series B Ventures Group Common  Stock        229,634    12,034,298
          Class B Preferred Stock                       64,598             0




ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

       EXHIBIT DESCRIPTION


   99.7. Allonge, First Amendment to Note dated October 15, 1998 in the principal sum of $300,000,000 payable by the Estate of Bob J. Magness to Bankers Trust Company
   99.8. Amendment and Confirmation of Borrower Security and Pledge Agreement dated October 15, 1998 made by the Estate of Bob J. Magness to Bankers Trust Company

                                      SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: November 13, 1998



      /s/ Gary Magness
-------------------------------
Gary Magness

                                 INDEX OF EXHIBITS

              EXHIBIT DESCRIPTION

   99.7. Allonge, First Amendment to Note dated October 15, 1998 in the principal sum of $300,000,000 payable by the Estate of Bob J. Magness to Bankers Trust Company
   99.8. Amendment and Confirmation of Borrower Security and Pledge Agreement dated October 15, 1998 made by the Estate of Bob J. Magness to Bankers Trust Company


















                                       PAGE A-1